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600 Fourteenth Street, N.W.
Washington, DC  20005-2004
202.220.1200
Fax 202.220.1665

January 30, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:	Barbara C. Jacobs
Assistant Director, Division of Corporation Finance

Re:	NAVTEQ Corporation
Registration Statement on Form S-4
Commission File No. 333-139536

Dear Ms. Jacobs:

On behalf of NAVTEQ Corporation (the “Company”), in connection with the Company’s Registration Statement on Form S-4 (File No. 333-139536) (the “Registration Statement”), we are hereby responding to comments provided by the staff of the Securities and Exchange Commission contained in your letter dated January 29, 2007.  Those comments relate to Amendment No. 1 to the Registration Statement, which was filed January 23, 2007.

To facilitate the resolution of these comments, we are providing this response letter prior to the filing of Amendment No. 2 to the Registration Statement.  In particular, we are providing you a draft revised form of tax opinion to be filed as Exhibit 8.1 to Amendment No. 2 to the Registration Statement.  If the responses are acceptable, the Company would propose to file Amendment No. 2 to file the revised Exhibit 8.1 and then reflect the response to comment 2 (which would appear to require only the removal of one sentence) in the final form of proxy statement/prospectus filed pursuant to Rule 424(b).  For convenience of reference, each of your comments is reproduced below, prior to the related Company response.

General
1.

We note the location of the “Questions and Answers about the Merger and the Special Meeting” and the “Summary,” which commerce on pages 3 and 9, respectively. The summary term sheet must begin on the first or second page of your disclosure document. Please relocate your disclosure as necessary. Refer to Instruction 1 to Item 1001 of Regulation M-A.

We do not believe that the requirement for a summary term sheet located on the first or second page of the document, as set forth in Item 1001 of Regulation M-A, is applicable under the circumstances.  The Company’s understanding is that, although a merger transaction is contemplated, in the case of a merger transaction that also provides for the registration of securities under the Securities Act, this requirement is not applicable.  Please see the excerpt below from Section F.2.a of Release 33-7760 (emphasis supplied; footnote citations omitted).

Accordingly, we are adopting the plain English summary term sheet requirement as proposed. We are not adopting a plain English summary term sheet for transactions involving the registration of securities because these transactions already are required to have a plain English summary, although the format may be somewhat different from the summary term sheet approach. The summary term sheet must begin on the first or second page of the disclosure document, and must highlight the most important or material features of a proposed transaction.  This requirement applies to all issuer and third-party cash tender offers, cash mergers and going-private transactions. We believe the disclosure in these transactions can be improved through the use of a plain English summary term sheet.

Material United States Federal Income Tax Consequences of the Merger, page 85

Exhibit 8.1

2.

The disclosure on page 86 indicates that the discussion of U.S. Federal Income Tax Consequences of the Merger to U.S. Holders “assumes that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code.” Counsel must opine on the material tax issue — in this case, the U.S. federal income tax consequences of the merger to U.S. holders and may not assume any legal conclusions underlying the opinion. Please revise accordingly.

In response to your comment, the cited language will be removed from the tax consequences discussion.

3.

It appears that Exhibit 8.1 is meant to constitute a short-form opinion, as it relates to the material tax consequences to U.S. security holders.  In this regard, we note the language that “the discussion contained in the Registration Statement under the caption ‘The Merger — Material United States Federal Income Tax

Consequences of the Merger,’ subject to the limitations, qualifications and assumptions described therein and in this letter, to the extent it constitutes descriptions of legal matters or legal conclusions, constitutes our opinion as to the material U.S. federal income tax consequences of the Merger applicable to Company stockholders.”  This opinion and the prospectus both must state clearly that the discussion in the tax consequences section of the prospectus is counsel’s opinion.  As we have indicated in the immediately preceding comments, the prospectus disclosure does not appropriately opine on the material tax issue in questions here.  Please revise as appropriate.

We have attached a revised “long form” version of the Pepper Hamilton LLP tax opinion to this letter, which we believe is responsive to your comment.

As discussed with the staff, the Company will request acceleration of the effective date of the Registration Statement to Thursday afternoon, February 1, 2007.  This will allow Traffic.com to hold its special meeting of stockholders to vote on the merger transaction on its scheduled date.  Your assistance in helping the parties meet this schedule is greatly appreciated.

Please direct any questions concerning this response letter to the undersigned at 202.220.1513 or to Irene Barberena at 202.220.1267.

Very truly yours,

/s/ Thomas L. Hanley

Thomas L. Hanley

cc:

Securities and Exchange Commission

Jay Ingram
Jeff Werbitt

NAVTEQ Corporation

Lawrence M. Kaplan, Esq.
Jason S. Rice, Esq.

Traffic.com, Inc.

Brian J. Sisko, Esq.

Klehr, Harrison, Harvey, Branzburg & Ellers LLP

William W. Matthews, Esq.
Barry Siegel, Esq.

Exhibit 8.1

[Letterhead of Pepper Hamilton LLP]

January 31, 2007

NAVTEQ Corporation
222 Merchandise Mart
Suite 900
Chicago, IL 60654

Ladies and Gentlemen:

Pursuant to the Agreement and Plan of Merger, dated as of November 5, 2006 (the “Agreement”), by and among NAVTEQ Corporation, a Delaware corporation (“Parent”), NAVTEQ Holdings B.V., a corporation organized under the laws of The Netherlands and a wholly-owned subsidiary of Parent (“BV Sub”), NAVTEQ Holdings Delaware, Inc., a Delaware corporation and a wholly-owned subsidiary of BV Sub (“Merger Sub”), and Traffic.com, Inc., a Delaware corporation (the “Company”), the Company is to merge with and into Merger Sub with Merger Sub surviving (the “Merger”).  Capitalized terms not otherwise defined in this opinion have the meanings ascribed to such terms in the Agreement.

We have acted as legal counsel to Parent in connection with the Merger and in that connection you have requested our opinion regarding certain U.S. federal income tax consequences of the Merger.  As such, and for the purpose of rendering our opinion, we have examined and are relying, with your permission (without any independent investigation or review thereof other than such investigation and review as we have deemed necessary to comply with our professional obligations under IRS Circular 230 or otherwise), upon the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (the “Documents”):

1.             The Agreement;

2.             The registration statement of Parent on Form S-4 to which this opinion is an exhibit, filed with the Securities and Exchange Commission with respect to Parent Common Stock to be issued to the stockholders of the Company in connection with the Merger (the “Registration Statement”); and the proxy statement/prospectus included in the Registration Statement (the “Proxy/Prospectus”);

3.             The representations made to us by Parent, BV Sub and Merger Sub in their letter to us dated January 31, 2007;

4.             The representations made to us by the Company in its letter to us dated January 31, 2007; and

5.             Such other instruments and documents related to the formation, organization and operation of Parent, BV Sub, Merger Sub, and the Company and to the consummation of the Merger as we have deemed necessary or appropriate for purposes of our opinion.

For purposes of this opinion, we have assumed, with your permission and without independent investigation (other than such investigation as we have deemed necessary to comply with our professional obligations under IRS Circular 230 or otherwise), (i) that the Merger will be consummated in the manner contemplated by the Proxy Statement/Prospectus and in accordance with the provisions of the Agreement without the waiver of any conditions to any party’s obligation to effect the Merger, (ii) that original documents (including signatures) are authentic, (iii) that documents submitted to us as copies conform to the original documents, (iv) that there has been (or will be by the date of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents, (v) the accuracy of statements and representations contained in the Documents, (vi) that covenants and warranties set forth in the Documents will be complied with and (vii) that the Merger will be effective under applicable state law.

Furthermore, we have assumed, with your permission and without independent investigation (other than such investigation as we have deemed necessary to comply with our professional obligations under IRS Circular 230 or otherwise), that, as to all matters in which a person or entity making a representation has represented that such person or entity or a related party is not a party to, does not have, or is not aware of, any plan, intention, understanding or agreement to take action, there is in fact no plan, intention, understanding or agreement and such action will not be taken, and we have further assumed that any statement made “to the knowledge of” or otherwise similarly qualified is correct without such qualification.

Subject to the foregoing and any other assumptions, limitations and qualifications specified herein, it is our opinion that (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) Parent and the Company will each be a party to that reorganization, (iii) no gain or loss will be recognized by Parent or the Company because of the Merger, (iv) no gain or loss will be recognized by a holder of Company Common Stock who exchanges shares of Company Common Stock solely for shares of Parent Common Stock except for any gain or loss recognized with respect to any cash received in lieu of fractional share interests, (v) with respect to a holder of Company Common Stock who exchanges shares of Company Common Stock for shares of Parent Common Stock and cash, gain or income realized (if any), but not loss, will be recognized on the exchange, but only to the extent such gain or income does not exceed the amount of cash received and (vi) with respect to a holder of Company Common Stock who exchanges shares of Company Common Stock solely for cash, gain or loss will be recognized equal to the difference, if any, between the amount of cash received and the tax basis of exchanged shares of Company Common Stock.

Our opinion expressed herein is based upon the Code, regulations promulgated thereunder, administrative pronouncements and judicial authority, all as in effect as of the date hereof.  It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts.  Accordingly, no assurance can be given that the opinion expressed herein, if contested, would be sustained by a court.  Furthermore, the authorities upon which we rely may be changed at any time, potentially with retroactive effect.  No assurances can be given as to the effect of any such changes on the conclusions expressed in this opinion.  We undertake no responsibility to advise you of any new developments in the application or interpretation of relevant federal tax laws.  If any of the facts or assumptions pertinent to the United States federal income tax treatment of the Merger specified herein or any of the statements, covenants, representations or warranties contained in the Documents are, or later become, inaccurate, such inaccuracy may adversely affect the conclusions expressed in this opinion.  In addition, our opinion is limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger or any other transactions.

This opinion is being provided solely for the benefit of Parent.  No other person or party shall be entitled to rely on this opinion.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us in the section captioned “The Merger — Material United States Federal Income Tax Consequences of the Merger” therein.  In giving this consent we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Pepper Hamilton LLP

Pepper Hamilton LLP